EXHIBIT 4.2

Form of Additional Convertible Promissory Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT, AND IN EACH CASE SUBJECT TO THE TRANSFERABILITY RESTRICTIONS SET FORTH IN SECTION 8 BELOW.

CONVERTIBLE PROMISSORY NOTE

No. CN-[NUMBER]	Date of Issuance
US$[PRINCIPAL AMOUNT]	[DATE]

FOR VALUE RECEIVED, CarrierEQ, Inc., a Delaware corporation (the “Company”), hereby promises to pay to the order of Via Varejo S/A, a corporation organized under the laws of the Federative Republic of Brazil (the “Holder”), the principal sum of US$[PRINCIPAL AMOUNT], together with interest thereon from the date of this Note. Interests will accrue at the Applicable Rate.  Unless earlier converted into Primary Shares pursuant to Section 2.1 of that certain Convertible Note and Call Option Agreement dated as of September 11, 2018, by and among the Company, the Holder and the other parties thereto (as it may be amended, the “Purchase Agreement”), the principal and accrued interest of this Note will be due and payable by the Company on the Maturity Date, subject to conversion or cancellation pursuant to Section 2 of the Purchase Agreement or reduction of the principal amount as provided herein.

This Note is one of a series of Notes issued pursuant to the Purchase Agreement, and capitalized terms not defined herein will have the meanings set forth in the Purchase Agreement.

1.

Payment. All payments will be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Holder may from time to time designate in writing to the Company in the United States. Payment will be credited first to accrued interest due and payable, with any remainder applied to principal. Prepayment of principal, together with accrued interest, may not be made without the written consent of the Holder, except in the event of a Non-Conversion Termination Event.

2.

Security. This Note is a general unsecured obligation of the Company.

3.

Priority. This Note is subordinated in right of payment to all current and future indebtedness of the Company for borrowed money (whether or not such indebtedness is secured) to banks, commercial finance lenders or other institutions regularly engaged in the business of lending money (the “Senior Debt”). The Company hereby agrees, and by accepting this Note, the Holder hereby acknowledges and agrees, that so long as any Senior Debt is outstanding, upon notice from the holders of such Senior Debt (the “Senior Creditors”) to the Company that an event of default, or any event which the giving of notice or the passage of time or both would constitute an event of default, has occurred under the terms of the Senior Debt (a “Default Notice”), the Company will not make, and the Holder will not receive or retain, any payment under this Note. Nothing in this paragraph will preclude or prohibit the Holder from receiving and retaining any payment hereunder unless and until the Holder has received a Default Notice (which will be effective until waived in writing by the Senior Creditors) or from converting this Note into Primary Shares.

4.

Conversion of the Notes. This Note will be convertible into Primary Shares in accordance with the terms of the Purchase Agreement.

5.

Acceleration Termination.  Upon the occurrence of and continuation of an Event of Default by the Company, Holder may, at its option, subject to any applicable cure period and other procedures set forth in Section 8 of the Purchase Agreement, by written notice to the Company (a) declare the unpaid principal amount together with all accrued interest thereon and any other amounts payable hereunder, immediately due and payable, and/or (b) exercise any or all of its rights, powers or remedies under Purchase Agreement or applicable Law; provided, however, that, upon the occurrence of a Bankruptcy Event, the unpaid principal and accrued interest under the Notes shall automatically accelerate and become immediately due and payable in its entirety.

6.

Termination Event. Upon the occurrence of a Non-Conversion Termination Event, a Non-Conversion Acceleration Event, a Cancellation Termination Event or a Reduction Termination Event, each as defined in the Purchase Agreement, this additional Note shall be cancelled and cease to be outstanding, and the Company shall immediately cease to have any obligations thereunder, including any obligation to pay principal and accrued interest in relation thereto or any other payment obligation under the Notes of any type or kind.

7.

Amendments and Waivers; Resolutions of Dispute; Notice. The amendment or waiver of any term of this Note, the resolution of any controversy or claim arising out of or relating to this Note and the provision of notice among the Company and the Holder will be governed by the terms of the Purchase Agreement.

8.

Successors and Assigns. The Company and the Holder may not assign or delegate, as applicable, this Note or any of its rights or obligations under this Note except set forth in Section 10.1 of the Purchase Agreement, and any purported assignment in violation of such Section 10.1 shall be null and void, except permitted transfers to Holder’s Affiliates. Any transfer of this Note may be effected only pursuant to the Purchase Agreement and by surrender of this Note to the Company and reissuance of a new note to the transferee. The Holder and any subsequent holder of this Note receives this Note subject to the foregoing terms and conditions, and agrees to comply with the foregoing terms and conditions for the benefit of the Company and any other holder (or their respective successors or assigns).

9.

Officers, Directors and Stockholders not Liable. In no event will any officer, director or stockholder of the Company be liable for any amounts due and payable pursuant to this Note.

10.

Limitation on Interest. In no event will any interest charged, collected or reserved under this Note exceed the maximum rate then permitted by applicable law, and if any payment made by the Company under this Note exceeds such maximum rate, then such excess sum will be credited by the Holders as a payment of principal.

11.

Choice of Law. This Note, and all matters arising out of or relating to this Note, whether sounding in contract, tort, or statute will be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Delaware.

12.

Approval. The Company hereby represents that its board of directors, in the exercise of its fiduciary duty, has approved the Company’s execution of this Note based upon a reasonable belief that the principal provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company’s financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the principal of this Note for the purposes set forth Section 7.5 of the Purchase Agreement.

13.

Other Terms.  All other terms of this Note not provided for herein are set forth in the Purchase Agreement and are incorporated herein by reference as if fully set forth herein.

CARRIEREQ, INC. By: ________________________ Name: Title: